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8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.	9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香 港 中 環 士 丹 利 街 十 六 號 騏 利 大 厦 八 樓	香 港 中 環 士 丹 利 街 十 六 號 騏 利 大 厦 九 樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk	Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

2 6 OCT 2007

Securities and Exchange Commission
Office of International Corporation Fin
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

07027954

Re :   China Resources Enterprise, Limited
      Rule 12g3-2(b) Materials, File No.82-4177

SUPPL

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 25 October 2007 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.
c.c.   Mr. Jonathan H. Lemberg,
      Morrison & Foerster, 23/F Entertainment Building
      30 Queen's Road Central, Hong Kong (30318/1)
      (w/o enclosure)
      Mr. Bryan Ho
      The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
      NY 10286, U.S.A.

PROCESSED
NOV 1 9 2007
THOMSON FINANCIAL

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

Announcement of unaudited financial results by a subsidiary –
China Resources Jinhua Co., Ltd.

On 24th October, 2007, the board of directors of 華潤錦華股份有限公司 (China Resources Jinhua Co., Ltd.) ("CR Jinhua"), a company incorporated in the People's Republic of China ("PRC") and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximately 51% subsidiary of China Resources Enterprise, Limited (the "Company"), has reviewed and approved the unaudited financial results of CR Jinhua for the nine months ended 30th September, 2007 which will be published in the newspapers in the PRC on 26th October, 2007. The financial statements of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC. The summary of the unaudited consolidated profit and loss account of CR Jinhua is provided below.

This is not the announcement of the unaudited financial results of the Company for the nine months ended 30th September, 2007. This announcement is made by the Company pursuant to the requirements of the Listing Rules to provide shareholders of the Company with certain financial information of a listed subsidiary which announces such information in the PRC.

On 24th October, 2007, the board of directors of CR Jinhua, a company incorporated in the PRC and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximately 51% subsidiary of the Company, has reviewed and approved the unaudited financial results of CR Jinhua for the nine months ended 30th September, 2007 which will be published in the newspapers in the PRC on 26th October, 2007.

China Resources Jinhua Co., Ltd.

Summary of the unaudited consolidated profit and loss account for the nine months ended 30th September, 2007 and 30th September, 2006:

	From 1st January, 2007 to 30th September, 2007		From 1st January, 2006 to 30th September, 2006	
	RMB'000	HK$'000 (equivalent)	RMB'000	HK$'000 (equivalent)
Turnover	687,858	711,332	631,996	653,564
Profit before income tax	50,221	51,935	47,316	48,931
Income tax	(5,614)	(5,806)	(3,651)	(3,776)
Profit for the period	44,607	46,129	43,665	45,155
Attributable to:				
Shareholders of CR Jinhua	35,501	36,712	28,728	29,708
Minority interests	9,106	9,417	14,937	15,447
	44,607	46,129	43,665	45,155

Notes:

(1) The above financial results of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC.

(2) Amounts denominated in Renminbi ("RMB") have been translated, for the purpose of illustration only, into Hong Kong dollars using an exchange rate of approximately HK$1.00 = RMB0.967.

General

Shareholders should note that the above unaudited financial results pertain only to CR Jinhua, in which the Company has an indirect beneficial interest of approximately 51%. The unaudited results of CR Jinhua for the nine months ended 30th September, 2007 will be consolidated in the group accounts of the Company after adjustments in accordance with accounting principles generally accepted in Hong Kong.

By Order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 25th October, 2007

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing

(Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting and Mr. Du Wenmin. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Mr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

